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                              November 10, 2021

       Farshad Yousufi
       Chief Executive Officer
       Fintor Assets, LLC
       10661 Johansen Drive
       Cupertino, CA 95014

                                                        Re: Fintor Assets, LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted October
13, 2021
                                                            CIK No. 0001874978

       Dear Mr. Yousufi:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A filed on October 13, 2021

       General

   1. Please revise to explain the type of information that will be provided about the properties on your platform. In
this respect, we note that your website, fintor.com, appears to include prospective or
sample disclosure that may appear on a mobile app about a
                                                        property. For example,
we note that certain photographs include projected dividend rates for a specific
property. Please clarify if you also intend to include such information about your properties on the
platform and in the offering circular. In this respect, please note that all material
information that investors would need to make an investment decision must be included in the
offering circular at the time of qualification.
 Farshad Yousufi
FirstName  LastNameFarshad   Yousufi
Fintor Assets, LLC
Comapany 10,
November   NameFintor
               2021    Assets, LLC
November
Page 2     10, 2021 Page 2
FirstName LastName
Property Disposition Fee, page 31

2. We note your disclosure that the property disposition fee will be from 5% to 8%. Given the range of this fee, please clarify how the fee will be determined and what the fee will be for the series #ALPHA property.
Property History, page 38

3. Please describe the material terms of the lease agreement for the #ALPHA property and file the lease agreement as an exhibit to your offering statement.
4. Please clarify who provided the valuation report on the #ALPHA property produced by a third party on April 16, 2021. We note the consent filed as exhibit
11.3. Provide the
         disclosure required by Item 13(b) of Part II of Form 1-A, as applicable.
Plan of Operations, page 40

5. We note your disclosure that you intend to hold the Series Properties for 4-7 years. Please clarify what factors you will take into account when determining whether a disposition of the properties will occur.
Biographical Information, page 43

6. Please clarify the dates in the last five years when each of Mr. Yousufi and Mr.
         Jalalibidgoli were involved with each of the businesses mentioned in their biographies.
Compensation of the Manager, page 45

7. We note that to the extent the property management fee is less than 10%, the manager intends to receive the difference between the actual fee paid and 10% as income. Please revise to clarify the services that the manager will provide in return for such fee.
Security Ownership, page 46

8. Please identify clearly the initial member and the managing member in this section, as you identify in Part I of Form 1-A and in your limited liability company agreement.
Financial Statements, page F-1

9. We note that you have provided an audited balance sheet of Fintor Assets, LLC (the
            Company   ) as of March 31, 2021. We further note your statement
that as of such date the
         Company has not yet commenced operations. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and each individual Series for future periods. For reference see Question 104.01 of the
         Compliance and Disclosure Interpretations for the Securities Act Sections.
10. Please tell us what consideration you gave to providing historical financial statements of the #ALPHA property and to providing pro forma financial statements reflecting your
 Farshad Yousufi
Fintor Assets, LLC
November 10, 2021
Page 3
      expected acquisition of such property from Fintor, Inc. Refer to Part F/S of Form 1-A for financial statements requirements. In providing your response, please also clarify whether the property had any rental history prior to its acquisition by Fintor, Inc. on May 27, 2021 or if it was owner occupied. Additionally, please clarify when the $33,000 of renovations on the property were started and completed.
Signatures, page F-9

11. Please include the signature page at the end of the offering statement. Refer to the
      Signatures section of Form 1-A for guidance.
        You may contact Ameen Hamady at (202) 551-3891 or Shannon Menjivar at
(202) 551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Erin E. Martin at
(202) 551-3391
with any other questions.



                                                            Sincerely,
FirstName LastNameFarshad Yousufi
                                                            Division of
Corporation Finance
Comapany NameFintor Assets, LLC
                                                            Office of Real
Estate & Construction
November 10, 2021 Page 3
cc:       Daniel McAvoy, Esq.
FirstName LastName